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                           September 2, 2020

       Stephen Merkel
       Executive Vice President and General Counsel
       BGC Partners, Inc.
       499 Park Avenue
       New York, New York 10022

                                                        Re: BGC Partners, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 28,
2020
                                                            File No. 333-248472

       Dear Mr. Merkel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance